Mail Stop 6010
Via Facsimile and U.S. Mail


August 19, 2005

Mr. Donald A. Stewart
Chief Executive Officer
Sun Life Financial, Inc.
150 King Street West, 6th Floor
Toronto, Ontario, Canada M5H 1J9

      Re:      Sun Life Financial, Inc.
       Form 40-F for Fiscal Year Ended December 31, 2004
	            File No. 001-15014

Dear Mr. Stewart:

      We have limited our review of your filing to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Managements` Discussion and Analysis

Reconciliation of Operating Earnings, page 10

1. We note your disclosure of "operating earnings," a non-GAAP measure, which appears to exclude recurring items, such as provisions for MFS regulatory settlements. These charges have occurred in prior periods and absent disclosure elsewhere in your filing may reoccur in future periods. Elimination of these items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate.

Exclusion of these amounts raises significant concern about management`s assertions as to the usefulness of these measures for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please tell us how your disclosure complies with Item 10 of Regulation S-K for each non-GAAP financial measure used within your filing.

Contractual Obligations, page 45

2. We note that you have not included all estimated payments associated with your actuarial liabilities and other policy liabilities in the contractual obligations table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significance of these future legal obligations, we believe that inclusion of all reserves in the contractual obligations table will allow investors to more fully evaluate your liquidity and capital resources. The purpose of Financial Reporting
Release 67 is to obtain enhanced disclosure concerning a
registrant`s
contractual payment obligations and the exclusion of ordinary course
items is inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Please revise your contractual obligations table to include all expected payments associated with your insurance liabilities or explain to us how your disclosure complies with Item
303(a)(5) of Regulation S-K.
``````
*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:



* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Kevin Woody, Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Donald A. Stewart
Sun Life Financial, Inc.
August 19, 2005
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